March 12, 2019

Jacob Roth
Chief Executive Officer
Golden Royal Development Inc.
53 Bedford Ave., Suite 176
Brooklyn, New York 11211

       Re: Golden Royal Development Inc.
           Form 10-12G
           Filed January 16, 2019
           File No. 000-56017

Dear Mr. Roth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources